# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000909661

## Reporting persons
- Farallon Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Dapice Joshua J.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Dreyfuss, Philip D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Dunn Hannah E.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Gehani, Varun N.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Giauque, Nicolas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Husen, Avner A.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Kim, David T.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Linn, Michael G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Luo Patrick (Cheng): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Saito Edric C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Short Daniel S.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Spokes, Andrew J. M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Warren, John R.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)
- Wehrly, Mark C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,974,000; sole dispositive power 0; shared dispositive power 3,974,000; aggregate amount beneficially owned 3,974,000 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania 19087

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entity and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), which is the investment manager of certain investment partnerships and vehicles, including the Farallon Funds (as defined in Item 4), with respect to the Shares held by the Farallon Funds; and

(ii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Investment Manager, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The jurisdiction of organization of the Investment Manager is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby as beneficially owned by the Reporting Persons are held directly by the following investment partnerships, of which the Investment Manager is the investment manager: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"); (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"); (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"); (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"); (v) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"); (vi) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"); (vii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"); and (viii) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM").

FCP, FCIP, FCIP II, FCIP III, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Farallon Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Managing Member (11/13/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (11/13/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Attorney-In-Fact (11/13/2026)